SOL STRATEGIES ACQUIRES DARKLAKE LABS, BRINGING ZERO-KNOWLEDGE
PRIVACY TECHNOLOGY AND RESEARCH TEAM TO ITS SOLANA PLATFORM

TORONTO, April 7, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced it has entered into a definitive agreement to acquire the assets of Darklake Labs Pte. Ltd. ("Darklake"), a Solana-native zero-knowledge technology company, for USD $1.2 million, payable primarily in common shares of the Company (the "Acquisition").

Darklake, an early-stage Solana-native startup company, has developed Zyga, a dynamic, zero-knowledge proof system built natively for the Solana blockchain that enables private transaction execution while eliminating front-running and sandwich attacks at the point of execution. Darklake placed second in the DeFi track of the Solana Radar Global Hackathon, was accepted into the Colosseum Accelerator, and maintains active academic research partnerships at two Brazilian universities, with a patent application in process.

Subject to customary closing conditions, the founders and core team of Darklake are expected to join SOL Strategies:

● Vitor Py Braga, Darklake's CEO and technical founder, brings infrastructure engineering experience from Meta and IBM.

● Amber Hales, COO and co-founder, brings nearly a decade of compliance experience from senior roles at Coinbase and Coincover.

● Tiago Alves, Head of ZK Research and university professor, will lead an expanded research and development function within the Company.

"Privacy is a core functionality needed to bring global finance on-chain and owning this technology continues our mission to support the Solana Economy as we take another step forward towards a more active technology development role," said Michael Hubbard, CEO of SOL Strategies. "The Darklake team, led by Vitor, has built groundbreaking technology and earned recognition in the Solana ecosystem. We are incredibly excited to  bring on the team to help shape our growing roadmap and strengthen our engineering capacity. We believe this is the right team and technology at the right time and their expertise will help execute our goals."

Acquisition Terms

The Acquisition will be completed for a purchase price of USD $1.2 million, payable in a combination of USD $200,000 in cash and USD $1,000,000 in common shares of the Company (the "Consideration Shares") valued at the five trading day volume-weighted average trading price of the common shares on the Canadian Securities Exchange during the period ending on the trading day prior to the closing of the Acquisition. The Consideration Shares will be subject to a statutory four-month lock-up provision upon issuance.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Acquisition and satisfaction of closing conditions, the anticipated joining of the SOL Strategies by the Darklake team members, the potential applications of the Zyga technology within SOL Strategies' infrastructure, the exploration of future product development directions, and whether the Acquisition will lead to revenue generation for the Company. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.